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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 52394

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Watkins Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

722 W. Shepard Lane, Ste 103
(No. and Street)

Farmington	UT	84025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Watkins; 801-451-6367
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stayner Bates P.C.
(Name – *if individual, state last, first, middle name*)

510 S. 200 W, Ste 200	Salt Lake City	UT	84101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

aub

OATH OR AFFIRMATION

I, Christopher M. Watkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Watkins Financial Services, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
Pamela Black-Albertson
Commission #687255
My Commission Expires
January 14, 2020
STATE OF UTAH

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

January 13, 2017

Stayner Bates & Jensen
510 South 200 West Suite 200
Salt Lake City, UT 84101

Attention: Neal Hansen, CPA

Re: SEC Rule 17a-5(d)(4) Exemption Report

Dear Mr. Hansen,

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to rule 15c3-3 (k) (2) (ii) the company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transaction between the broker or dealer and its customers through one or more bank accounts, each to be designated as "special Account for the Exclusive Benefit of Customers of Watkins Financial Services, Inc."

Watkins Financial Services met the Section 204, 15c3-3 (k) (2) (ii) exemption for the period January 01, 2016 to December 31, 2016.

Sincerely,

Christopher M. Watkins
President
Watkins Financial Services

STAYNERBATES
Certified Public Accountants + Business Advisors

Stayner Bates P.C.
510 S 200 W Suite 200
Salt Lake City, Utah 84101
801 531 9100
Fax: 801 531 9147
stayner.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
of Watkins Financial Services, Inc.
Farmington, Utah

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Watkins Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Watkins Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Watkins Financial Services, Inc. stated that Watkins Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Watkins Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Watkins Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Stayner Bates P.C.

Stayner Bates P.C.
Salt Lake City, UT
February 27, 2017

SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE – DECEMBER 31, 2016

WATKINS FINANCIAL SERVICES, INC.

STAYNERBATES
Certified Public Accountants + Business Advisors

CONTENTS

STAYNERBATES
Certified Public Accountants + Business Advisors

Stayner Bates P.C.
510 S 200 W Suite 200
Salt Lake City, Utah 84101
801 531 9100
Fax: 801 531 9147
stayner.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Watkins Financial Services, Inc.
Farmington, Utah

We have audited the accompanying balance sheet of Watkins Financial Services, Inc. as of December 31, 2016, and the related statements of operations, stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended. These financial statements are the responsibility of Watkins Financial Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Watkins Financial Services, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information, including Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Watkins Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Watkins Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Stayner Bates P.C.

Stayner Bates P.C.
Salt Lake City, UT 84101
February 27, 2017

Watkins Financial Services, Inc.
Balance Sheet
December 31, 2016

ASSETS

Current Assets:		
Cash	$	17,021
Receivables from customers		8,689
Total Current Assets		25,710
Total Assets	$	25,710

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts payable	$	1,462
Total Current Liabilities		1,462
Total Liabilities		1,462
Stockholders' Equity:		
Common stock - $ 0.10 par value; 1,000 authorized shares, 1,000 shares issued and outstanding		100
Additional paid-in capital		38,900
Retained earnings (deficit)		(14,752)
Total Stockholders' Equity		24,248
Total Liabilities and Stockholders' Equity	$	25,710

The accompanying notes are an integral part of these financial statements

Watkins Financial Services, Inc.
Statement of Operations
For the Year Ended December 31, 2016

Revenues - commissions	$	191,330
Expenses		
Officer concessions		155,000
Other general and administrative		36,953
Total Expenses		191,953
Net Loss	$	(623)

The accompanying notes are an integral part of these financial statements

Watkins Financial Services, Inc.
Statement of Stockholders' Equity
For the Year Ended December 31, 2016

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings (Deficit)	Total
Balance, January 1, 2016	1,000	$ 100	$ 28,900	$ (14,129)	$ 14,871
Converson of Subordinated debt	-	-	10,000	-	10,000
Net loss	-	-	-	(623)	(623)
Balance, December 31, 2016	1,000	$ 100	$ 38,900	$ (14,752)	$ 24,248

The accompanying notes are an integral part of these financial statements

Watkins Financial Services, Inc.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2016

Subordinated borrowings, beginning of year	$	10,000
Increases		-
Decreases		(10,000)
Subordinated borrowings, end of year	$	-

The accompanying notes are an integral part of these financial statements

Watkins Financial Services, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash Flows From Operating Activities:		
Net loss	$	(623)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Change in assets and liabilities:		
Accounts receivable		1,739
Accounts payable		853
Net Cash Provided by Operating Activities		1,969
Cash Flows From Investing Activities:		-
Cash Flows From Financing Activities:		-
Net increase in cash		1,969
Cash, beginning of year		15,052
Cash, end of year	$	17,021
Supplemental Cash Flow Information		
Cash paid for interest	$	-
Cash paid for taxes	$	-

The accompanying notes are an integral part of these financial statements

1. Nature of Operations

Watkins Financial Services, Inc. (the "Company") was incorporated in the State of Utah on January 7, 2000, for the purpose of operating a broker dealer business. All issued shares of the Company's common stock are held by one shareholder (the shareholder).

2. Summary of Significant Accounting Policies

The Company's accounting policies reflect practices of the financial services industry and conform to generally accepted accounting principles. The following policies are considered to be significant:

Accounting method

The financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

Revenue and cost recognition

Revenues are recognized as follows:

- *Commissions*: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

- *Securities Transactions*: Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. While actual results could differ from those estimates, management believes that the estimates are reasonable.

2. Summary of Significant Accounting Policies (Continued)

Income taxes

The Company has elected, with the consent of its shareholder, to be taxed as an "S" corporation under the Internal Revenue Service Code Section 1362. An "S" Corporation does not generally pay income taxes, but instead, its shareholders are taxed on the Company's income. Therefore these statements will not include any provision for corporate income tax.

The Company's Forms 1120S, *U.S. Income Tax Return for an S Corporation,* for the years ending December 31, 2016, December 31, 2015, December 31, 2014, and December 31, 2013 are subject to examination by the IRS and state tax agencies, generally for three years after they are filed. Generally accepted accounting principles require tax effects from an uncertain tax position to be recognized in the financial statement only if the position is more likely than not to be sustained if the position were to be challenged by a taxing authority. The assessment of the tax position is based solely on the technical merits of the position, without regard to the likelihood that the tax position may be challenged. If an uncertain tax position meets the more likely than not threshold, the largest amount of tax benefit that is greater than 50% likely to be recognized upon ultimate settlement with the taxing authority is recorded. Management has evaluated the tax positions reflected in the Company's tax filings and does not believe that any material uncertain tax positions exist.

Cash and cash equivalents

For the purpose of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Receivables from customers

No allowance for uncollectible accounts has been provided. Management has evaluated the accounts and believes they are all collectible at December 31, 2016.

Advertising

The Company follows the policy of charging the cost of advertising to expense as incurred. Advertising expense was $0 for the year ended December 31, 2016.

Fair value of financial instruments

The fair value of financial instruments including cash, contracts receivable, accounts payable, and notes payable approximate book values at December 31, 2016.

2. Summary of Significant Accounting Policies (Continued)

Concentrations of credit risk

The Company provides consulting and brokerage services to corporations, pension and retirement funds, and individuals in the United States. Substantially all revenues and receivables relate to providing services to these entities and individuals.

Although the Company is directly affected by the economy, management does not believe significant credit risk exists at December 31, 2016.

Cash is comprised of cash on deposit in the bank. The Company's bank deposits are held in a financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC") to certain levels. The Company has not experienced any losses in such accounts or lack of access to its cash, and believes it is not exposed to significant risk of loss with respect to cash. However, no assurance can be provided that access to the Company's cash will not be impacted by adverse economic conditions in the financial markets. As of December 31, 2016, the Company did not have any amount in excess of the FDIC coverage.

Impact of new accounting pronouncements

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, *Leases* (Topic 842). The guidance in ASU 2016-02 requires that a lessee recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. As with previous guidance, there continues to be a differentiation between finance leases and operating leases, however this distinction now primarily relates to differences in the manner of expense recognition over time and in the classification of lease payments in the statement of cash flows. Lease assets and liabilities arising from both finance and operating leases will be recognized in the statement of financial position. ASU 2016-02 leaves the accounting for leases by lessors largely unchanged from previous GAAP. The transitional guidance for adopting the requirements of ASU 2016-02 calls for a modified retrospective approach that includes a number of optional practical expedients that entities may elect to apply. The guidance in ASU 2016-02 will become effective for us as of the beginning of our 2020 fiscal year. Management is currently evaluating the impact that the adoption of ASU 2016-02 will have on the Company's financial statements, management does not expect the adoption of ASU 2016-02 to have a material effect on the statement of financial condition.

3. Related Party Transactions

The Company had subordinated debt to a shareholder in the amount of $10,000. The debt was due September 30, 2016, and was non-interest bearing. During 2016, the subordinated debt to a shareholder was converted to equity as additional paid in capital.

The Company provides services for individuals and entities that are related to the shareholder of the Company. The Company had $141,070, or 74% of its revenue, from these individuals and entities for the year ended December 31, 2016.

4. Fair Value of Financial Instruments

None of the Company's financial instruments are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2016 does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital of the greater of $5,000 or 6 2/3% of Aggregate Indebtedness. At December 31, 2016, the Company had net capital of $24,247, which was $19,247 in excess of its required net capital of $5,000.

6. Reserve Requirements

The Company is exempt from the provisions of Rule 15c3-3 (per paragraph K (2) (ii)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold funds or securities of customers and therefore makes no computation for determination of reserve requirements pursuant to the rule.

7. SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for the year ended December 31, 2016 because the Company's SIPC Net Operating Revenues are under $500,000.

8. Non-Cash Transactions

During 2016, the subordinated debt to a shareholder in the amount of $10,000 was converted to additional paid in capital. This was a non-cash item that reduced the liability and increased equity.

9. Subsequent Events

The Company has evaluated subsequent events through February 27, 2017, the date which the financial statements were available to be issued, and noted no material subsequent events that would require adjustment to or disclosure in these financial statements as of December 31, 2016.

Watkins Financial Services, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	24,248
Add: Subordinated borrowing allowable in computation of net capital	$	-
NET CAPITAL	$	24,248
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$	98
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	19,248
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	24,102
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities net of deferred income taxes payable and deferred income	$	1,462
Percentage of aggregate indebtedness to net capital		6%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	24,248
Audit Adjustments		-
NET CAPITAL PER AUDIT REPORT	$	24,248

Watkins Financial Services, Inc.
Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption)
December 31, 2016

A computation of reserve requirement is not applicable to Watkins Financial Service, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Watkins Financial Services, Inc.
Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption)
December 31, 2016

Information relating to possession or control requirements is not applicable to Watkins Financial Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).